As filed with the Securities and Exchange Commission on July 15, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Nicholas S. Schorsch

Chief Executive Officer and Chairman

Business Development Corporation of America

405 Park Avenue, 14th Floor

New York, NY 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq. Owen J. Pinkerton, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	James A. Tanaka, Esq. General Counsel RCS Capital 405 Park Avenue, 15th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)

$1,777,389.35	$242.44

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 174,682 shares of common stock of Business Development Corporation of America at a price equal to $10.175 per share as of the date of this filing, which is subject to change.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $136.40 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Business Development Corporation of America, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland, to purchase up to 174,682 shares of our issued and outstanding Common Stock, par value $0.001 per share, at 92.5% of the public offering price as of August 1, 2013, which, if calculated as of the date of this filing, would be a purchase price of $10.175 per share, which equals 92.5% of $11.00, which is the current public offering price per share.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2013, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated July 15, 2013.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Form of Notice of Withdrawal.

99(a)(1)(D)	Letter to Stockholders, dated July 15, 2013.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer and Chairman